                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


              THE FOLLOWING IS A SLIDE PRESENTATION FIRST USED BY
                           TELECORP ON MAY 17, 2000

================================================================================


                                 ------------
                                   TeleCorp
                                 ------------


                        Banc of America Securities LLC
                      Growth Telecommunications, Media &
                           Entertainment Conference
                                 May 17, 2000

                         NASDAQ National Market: TLCP


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Investment Considerations                                         TeleCorp
                                                                ------------
================================================================================

 .  Dramatic growth in wireless continues

 .  Largest AT&T Wireless affiliate, backed by equity ownership

   -  Exclusivity, Brand, Roaming, Coverage

 .  Attractive market footprint covering 16.7 million POPs

 .  Successfully launched in all major markets

 .  Abundant spectrum in major markets

 .  Designated entity status provides growth opportunity

 .  Experienced and incentivized management team

 .  Scale and scope through merger with Tritel


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Dynamic and Growing Industry                                      TeleCorp
                                                                ------------
================================================================================

                             Wireless Penetration
                             --------------------
                         Over 50% penetration by 2002

                         [WIRELESS PENETRATION GRAPH]

               EDGAR REPRESENTATION OF DATA POINTS USED IN GRAPH
               -------------------------------------------------

                           Year    % of Wireless Penetration
                           ----    -------------------------
                           1996            0.165
                           1997             20.7
                           1998             25.7
                           1999             32.0
                           2000             39.4
                           2001             49.3
                           2002             57.8
                           2003             64.5
                           2004             69.4
                           2005             73.4
                           2006             76.4
                           2007             79.0
                           2008             79.7

 .  As of April 2000, there were over 86.5 million U.S. wireless subscribers

 .  42,338 new subscribers everyday, one new subscriber every two seconds


Source: DLJ Global Wireless Communications Industry Report, Winter 2000, and
        Cellular Telecommunications Industry Association


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Company History                                                   TeleCorp
                                                                ------------
================================================================================

July 1996  Gerald Vento & Tom Sullivan founded TeleCorp

    April 1997  Obtained PCS licenses for New Orleans, Memphis & Little Rock

        July 1998  Closed joint venture with AT&T

            July 1998  Received equity commitments of $128 million & bank commitments of $525 million

                1st Qtr. 1999  Launched New Orleans, Baton Rouge, Memphis and Little Rock markets

                    April 1999  Completed $328 million senior subordinated notes offering

                        April 1999  Launched New England market

                            April-June 1999  Acquired additional licenses covering 2.4 million Pops in Louisiana markets

                                May 1999  Purchased additional spectrum in C-Block re-auction

                                    May 1999  Acquired PCS license covering 3.9 million for San Juan, PR MTA from AT&T

                                        June 1999  Launched Puerto Rico market

                                            Nov 1999  Raised $253 million in IPO and concurrent offering of 12.8 million shares

                                                Feb/Mar 2000  Announced merger with Tritel; AT&T property swap


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
AT&T Benefits                                                     TeleCorp
                                                                ------------
================================================================================



 .  Most recognized and respected brand name in communications


   -        [LOGO]SunCom               [LOGO]AT&T      co-branding
   -----------------------------------
   Member of the AT&T Wireless Network


 . Preferred roaming partner to AT&T Wireless, 109 million total roaming minutes in 1999

   -  Contiguous to AT&T and affiliate markets

 .  Seamless coast-to-coast coverage

 .  Unique affiliate program

   -  TeleCorp owns its licenses and pays no franchise fees to AT&T

 .  Scale benefits from volume purchasing discounts

 .  Nationwide marketing and advertising campaigns


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
TeleCorp Footprint                                                TeleCorp
                                                                ------------
================================================================================

                    16.7 million Pops in 3 strategic regions

 .  8 of top 100 markets

 .  Major roaming destinations: 39 million visitors annually

 .  38% more dense than U.S. average


South/Central Region
10.9 MM Pops
[Map of South/Central U.S.]

New England
1.9 MM Pops
[Map of New England]

Puerto Rico / USVI
3.9 MM Pops
[Map of Puerto Rico/USVI]
[Map Color coded Legend:
     TeleCorp
     Other SunCom affiliates
     AT&T and roaming partners]


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Pro Forma TeleCorp Footprint                                      TeleCorp
                                                                ------------
================================================================================


 .  From the Great Lakes to the Gulf of Mexico...

 .  16 of the top 100 markets

 .  35 million people

 .  14 states and Puerto Rico

[Map of portion of the United States and Puerto Rico]


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Coast-to-Coast Coverage                                           TeleCorp
                                                                ------------
================================================================================




                  [Map of the United States and Puerto Rico]


Map Color Coded Legend:
Telecorp/SunCom Territory
Other SunCom Affiliates
AT&T and Roaming Partners


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
TeleCorp/Tritel/AWS Swap                                          TeleCorp
                                                                ------------
================================================================================

Two Concurrent Deals:
--------------------

  -  Merger with Tritel, Inc.

  - Exchange & acquisition of properties w/ AT&T Wireless - TeleCorp New England properties for markets in Wisconsin (Milwaukee) and Iowa (Des Moines)

 .  Merger with Tritel, Inc.

  -  all stock, tax-free, fixed ratio

  - Tritel shareholders will receive .76 shares of TeleCorp common stock for 1 share of Tritel common stock


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Two Concurrent Deals, cont'd.                                     TeleCorp
                                                                ------------
================================================================================

 .  Exchange & Acquisition

   - Exchange 1.9M POPs in New England market for 1.9M POPs in Wisconsin & Iowa and $100M of cash

   - Acquisition of 4.1M POPs in Wisconsin and Iowa for 9.3M shares of TeleCorp stock to AT&T

   - AT&T contractual right for additional 1.4M POPs if acquired and accompanying branding rights

   -  Assumption of FCC debt for Industar acquisition

   -  Extension of AT&T brand usage for two additional years


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Strategic Rationale                                               TeleCorp
                                                                ------------
================================================================================

 .  Strategic fit

   -  Formation of single designated entity vehicle

   -  Delivers contiguous markets covering 35 million Pops

   -  Provides operating efficiencies and scale

   -  Enhances data strategy

 .  Strong and growing markets

   -  Top ten carrier, 3rd largest PCS provider

   -  14 states and Puerto Rico

   -  16 of the top 100 markets

 .  Two largest AT&T affiliates

   -  SunCom brand name

   -  TDMA technology

   -  Like culture

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Combined Highlights of Merger                                     TeleCorp
                                                                ------------
================================================================================


        .  Corporate headquarters - Arlington, VA

        .  332,000 SunCom subscribers pro forma w/ Tritel as of 4/30/00

        .  1,977 total employees (1Q `00)

        .  1,524 cell sites (1Q `00)

        .  11 switches (1Q `00)

        .  96 SunCom stores (1Q `00)

        .  1596 retail outlets (1Q `00)

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Wireless Upside - Mobile Data                                     TeleCorp
                                                                ------------
================================================================================

 .  Mobile data will drive future growth

   -  35% Internet penetration in U.S.

   -  Mobile data is next step in wireless connectivity

   -  Explosion of demand overseas

                                                                         [PHOTO]

 .  Huge upside for TeleCorp in mobile data

   -  Large contiguous footprint with merger

   -  Affiliation with AT&T

 .  Strategy

   -  Leverage relationship with Lucent and AT&T

   -  Offer two-way data messaging services (SunBurst Info Services)

   -  Pursue full two-way data and Internet applications (WAP)

   -  Completed data services trial in January and February 2000

       o First two-way short message service (SMS) and wireless Internet applications trial on TDMA network w/ Nokia and Lucent


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Abundant Spectrum Capacity                                        TeleCorp
                                                                ------------
================================================================================

 .  Spectrum increasing in value

   -  TeleCorp in its major markets holds more spectrum than its competitors

 .  30-35 MHz of spectrum

   -  San Juan

   -  New Orleans

   -  Little Rock

   -  Memphis

 .  Tritel averages 27 MHz

 .  Swap markets average 30 MHz

 .  Capacity for increased traffic, new subscribers and data services

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
TeleCorp's Experienced Leadership                                 TeleCorp
                                                                ------------
================================================================================

                                Gerald T. Vento*
                                 Chairman & CEO
                             [Sprint Spectrum Logo]

                              Thomas H. Sullivan*
                           Executive Vice President &
                            Chief Financial Officer
                          [McDermott, Will & Emery
                             Attorneys at Law Logo]

                                 Julie Dobson*
                            Chief Operating Officer
                              [Bell Atlantic Logo]

                                     Steve
                                   Chandler*
                                General Manager
                                    Memphis
                                [Bell South Logo]
                                  [AT&T Logo]

                                     Randy
                                    Johnson*
                                General Manager
                                  Little Rock
                                 [Alltel Logo]

                                      Andy
                                     Hearn*
                                General Manager
                                  New Orleans
                                 [Alltel Logo]

                                      Raul
                                    Burgos*
                                General Manager
                                  Puerto Rico
                                 [Nextel Logo]

                                     Mitch
                                    Johnson*
                                General Manager
                                  New England
                                 [Alltel Logo]

 . Company management averages over 10 years industry experience, including local market expertise

 .  Fully staffed with over 1200 employees

 .  Management owns 12% of TeleCorp equity (Post-IPO)

* Formerly of

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Targeted Distribution                                             TeleCorp
                                                                ------------
================================================================================


--------------------------------------------------
                SunCom Retail Stores
--------------------------------------------------

 .  56 company owned retail stores

 .  In-line stores and kiosks in high traffic malls

[Photo]



--------------------------------------------------
                Indirect Doors
--------------------------------------------------

 .  Local dealers and agents

 .  National and regional retailers

 .  1366 indirect locations

[Best Buy Logo]
[Circuit City Logo]
[Office Depot Logo]
[Staples Logo]
[Radio Shack Logo]



--------------------------------------------------
                Direct Sales
--------------------------------------------------

 .  103 account execs

 .  1-800-SunCom-1

 .  www.SunComShop.com

[Photo]



--------------------------------------------------
                        AT&T
--------------------------------------------------

 .  National account program

[AT&T Logo]

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Network Build  - Ahead of Schedule                                TeleCorp
                                                                ------------
================================================================================

                   Jun 1999            Dec 1999             YE 2000
                   --------            --------             -------
Markets        15 major, added:    26 total, added:  39 total, launching:
              New Orleans, Baton      Lafayette,          Fort Smith,
                Rouge, Memphis,         Houma,            Alexandria,
               Little Rock, San     Fayetteville,     Beaumont, Columbia/
                 Juan and New       Ponce, Arecibo      Jefferson City,
                    England            and more       Evansville and more

Cumulative       10.5 million        11.0 million        12.3 million
Launched
POPs

Launched              64%                 66%                 74%
POP Coverage

Cumulative           495                 741               1,350
Cell Sites

Cumulative             5                   5                   7
Switches

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Operational Milestones  (1Q `00)                                  TeleCorp
                                                                ------------
================================================================================

 .  Launched 28 markets in 14 months (30 markets by 5/05/00)

 .  Signed up over 254,000 subscribers (4/30/00)

   -  Pro forma w/ Tritel over 332,000 subscribers (4/30/00)

 . Carried 310 million minutes on the net work year to date (vs. total of 286 million minutes in all of `99) with a dropped call rate of less than 1%.

 .  Generated $55.4 million in revenue

 .  Produced $67 ARPU, excluding roaming revenue

 .  Counted 56 SunCom corporate stores and 1310 additional retail doors

 .  Completed two data services trials in January and February 2000

 .  Launched SunBurst Information Services

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Financial Highlights                                              TeleCorp
                                                                ------------
================================================================================

 .  "Best of both worlds" business model

    -  Strong urban PCS economics:

        o   254,000+ subscribers (4/30/00)

        o   $67 ARPU (1Q `00)

        o   320 MOU/month/subscriber (1Q '00)

    -  High margin roaming revenue

        o   57 million roaming minutes (1Q `00)

        o   39 million visitors per year

 .    Capitalize on robust subscriber growth and roaming minutes by:

    -  Accelerating capital deployment

    -  Increasing investment in capacity and coverage

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Accelerating Growth Drivers 1999                                  TeleCorp
                                                                ------------
================================================================================

Subscribers
[Chart]

               EDGAR REPRESENTATION OF DATA POINTS USED IN GRAPH
               -------------------------------------------------

                                           Subscribers
                     Financial Quarter   (in thousands)
                     -----------------   --------------
                           1Q99                8.8
                           2Q99               30.9
                           3Q99               75.7
                           4Q99              142.2
                           1Q00              228.0

Roaming MOUs
[Chart]

               EDGAR REPRESENTATION OF DATA POINTS USED IN GRAPH
               -------------------------------------------------

                                          Roaming MOUs
                     Financial Quarter    (in millions)
                     -----------------   --------------
                           1Q99                6.0
                           2Q99               27.0
                           3Q99               37.0
                           4Q99               39.0
                           1Q00               57.0

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Income Statement                                                  TeleCorp
                                                                ------------
================================================================================

($ in millions)                2Q99        3Q99        4Q99        YE99        1Q00
-------------------------------------------------------------------------------------
Service Revenue               $   5.7     $  12.7     $  22.4    $   41.3     $  36.9
     % of Total Revenue           33%         47%         57%         47%         66%

Roaming Revenue                   7.6         9.5        10.1        29.0        11.5
     % of Total Revenue           44%         35%         25%         33%         21%

Equipment Revenue                 3.8         4.7         7.0        17.4         7.0
     % of Total Revenue           23%         18%         18%         20%         13%
                            ---------------------------------------------------------
     Total Revenues           $  17.1     $  26.9     $  39.5    $   87.7     $  55.4

Cost of Revenues                  7.4        13.0        16.2        39.3        19.0

Operations *                      7.8        10.4         8.6        34.5        10.8

SG&A *                           25.3        35.4        54.7       133.4        57.0
                            ---------------------------------------------------------
     EBITDA *                  ($23.4)     ($31.9)     ($40.0)    ($119.5)     ($31.4)

Depreciation and
 Amortization                    13.7        18.3        20.3        55.1        23.5

Operating Income
 (Loss) *                      ($37.1)     ($50.2)     ($60.3)    ($174.6)     ($54.9)

* Excludes Non-cash Stock Compensation

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Committed Capital (3/31/00)                                       TeleCorp
                                                                ------------
================================================================================


        ($ in millions)

                        IPO & Concurrent       $  253

                        Cash Equity            $  245

                        Non-Cash Equity        $  108


                        Bank Debt              $  560


                        Discount Notes         $  328

                        Vendor Financing       $  115

                                 Total         $1,609
                                               ------

* - Does not include merger or exchange with AT&T

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
Investment Considerations                                         TeleCorp
                                                                ------------
================================================================================

 .  Dramatic growth in wireless continues

 .  Largest AT&T Wireless affiliate, backed by equity ownership

   -  Exclusivity, Brand, Roaming, Coverage

 . Attractive market footprint covering 16.7 million POPs, 35 million POPs Pro forma

 .  Successfully launched in all major markets

 .  Abundant spectrum in major markets

 .  Designated entity status provides growth opportunity

 .  Experienced and incentivized management team

 .  Scale and scope with Tritel merger

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
                                                                  TeleCorp
                                                                ------------
================================================================================

     A joint proxy statement/prospectus will be filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

                                                                ------------
                                                                  TeleCorp
                                                                ------------
================================================================================

Safe Harbor
-----------

Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.

================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network

================================================================================


                                 ------------
                                   TeleCorp
                                 ------------


                         NASDAQ National Market: TLCP


================================================================================
           [LOGO]SunCom                                               [LOGO]AT&T
-----------------------------------
Member of the AT&T Wireless Network